06008138

SEC ... MMISSION

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SEC FILE NUMBER
8- 38568

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli Fixed Income Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center

(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorie Stewart

(Area Code – Telephone No.) **(914) 921-5585**

PROCESSED
MAY 2 6 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**		**[illegible]0036**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ronald S. Eaker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gabelli Fixed Income Distributors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARYN-MARIE PRYLUCKI
Notary Public - State of New York
No. 01NA5078512
Qualified in Westchester County
My Comm. Expires May 7, 2005

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gabelli Fixed Income Distributors, Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli Fixed Income Distributors, Inc.

We have audited the accompanying statement of financial condition of Gabelli Fixed Income Distributors, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli Fixed Income Distributors, Inc. at December 31, 2005 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

A Member Practice of Ernst & Young Global

Gabelli Fixed Income Distributors, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash equivalents	$ 37,864
Investments in securities, at fair value	82,031
Total assets	$ 119,895
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 150
Accrued expenses and other liabilities	17,656
Total liabilities	17,806
Stockholder's equity	102,089
Total liabilities and stockholder's equity	$ 119,895

See accompanying notes.

Gabelli Fixed Income Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2005

A. Organization

Gabelli Fixed Income Distributors, Inc. (the "Company"), a Delaware corporation, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a limited purpose broker-dealer that exists solely for the purpose of distributing mutual fund shares. The Company is a wholly-owned subsidiary of Gabelli Fixed Income, LLC (the "Parent"). The Parent is an indirect, wholly-owned subsidiary of GAMCO Investors, Inc. ("GBL") (formerly known as Gabelli Asset Management Inc.).

The Company is registered as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. The Company does not currently have any customers.

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market mutual funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Investments in Securities

Investments in securities, consisting of private placement warrants and certificates (these certificates are currently restricted for sale pending the filing of a shelf registration by the issuer) are carried at fair value.

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities in the statement of financial condition approximate their fair values.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

C. Related Party Transactions

At December 31, 2005, the Company had an investment of $37,864 in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, an affiliate of the Company, which is included in cash equivalents in the statement of financial condition.

During 2005, the Company, under a distribution agreement with Gabelli & Company, Inc. ("Gabelli & Company"), received fees from Gabelli & Company to distribute and promote the sale of The Treasurer's Fund (the "Fund") in the State of New York. The Fund was a registered investment company for which Gabelli & Company served as distributor. On October 31, 2005, the Fund was closed and such distribution fees ceased.

D. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company's deferred tax asset attributable to NOL carryforwards consists of the following:

Net deferred tax asset	$ 5,151
Less valuation allowance	(5,151)
Net deferred tax asset	$ –

In accordance with FAS 109, a 100% valuation allowance is required to offset any deferred tax asset recorded by the Company when it is more likely than not that the asset will not be realized.

E. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which specifies uniform net capital requirements for its registrants. The Company computes its net capital under the aggregate indebtedness method permitted by the Rule which requires that minimum net capital exceed 1500% of aggregate indebtedness or $5,000, whichever is greater. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of $19,301, which exceeded the SEC requirements by $14,301.

There were no subordinated borrowings at any time during the year ended December 31, 2005.

The Parent of the Company and GBL intends to fund the Company with capital contributions to the extent necessary so the Company may continue to meet its net capital requirements.